Invesco Advisers, Inc. PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 100 Houston, TX 77046

713 626 1919 www.invescoaim.com
February 11, 2010
VIA EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Re:	AIM Sector Funds

File Nos: 002-85905 and 811-03826
Dear Mr. Di Stefano:
     On behalf of AIM Sector Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on January 13, 2010, with regard to Post-Effective Amendment No. 54 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2009, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Funds with “Van Kampen” in their name are referred to herein as the “Van Kampen Funds” and all other Funds are referred to herein as the “Morgan Stanley Funds” and, together with the Van Kampen Funds, the “Funds.”
General Comments — Prospectuses
1. Comment: Please provide the ticker symbols and dates on each prospectus.
     Response: The ticker symbols and dates have been added to each prospectus.
2. Comment: The Staff interprets the new Form N-1A strictly. Any blocks of text that are included in the Form are to be copied verbatim in each prospectus. For example, the bold paragraphs required by Item 3 of Form N-1A related to the Fees and Expenses of the Fund and the Example should be copied verbatim in each prospectus. Specifically, the

Vincent Di Stefano
Division of Investment Management
February 11, 2010

second two sentences of the first paragraph under the heading “Fees and Expenses of the Fund” (“There is no guarantee that actual expenses will be the same as those shown in the table. On Class A shares, a contingent deferred sales charge may apply in some cases. For additional information, see “Shareholder Account Information—Contingent Deferred Sales Charges (CDSCs)” in the prospectus”) should be deleted as they are not required by Form N-1A.
          Response: The requested changes have been made to each prospectus; any blocks of text that are required by the Form have been copied verbatim into each prospectus.
3. Comment: “Acquired Fund Fees and Expenses” should be included as a line item in the fee table only if they are more than 1 basis point.
     Response: The “Acquired Fund Fees and Expenses” line item has been deleted from the prospectus if the Fund’s acquired fund fees and expenses are under 0.01% and such amount, if any, has been included in “Other Expenses.” The “Acquired Fund Fees and Expenses” line item remains in the prospectus if the Fund’s acquired fund fees and expenses are at or over 0.01%.
4. Comment: Per Instruction 3(e) to Item 3 of Form N-1A, the line item “Net Annual Fund Operating Expenses” in the fee table should be changed to “Total Annual Fund Operating Expenses After Fee Waiver.”
     Response: The requested change has been made to each prospectus.
5. Comment: Footnotes in the prospectus should be limited unless they are specifically permitted by Form N-1A. The current footnote 1 to the fee table in the prospectuses (regarding the fee waiver) is permissible. However, the last two sentences of that footnote (“Currently, the expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. These credits are used to pay certain expenses incurred by the Fund.”) should be deleted. Additionally, the footnote should include disclosure regarding who can terminate the fee waiver arrangement and under what circumstances, as required by Form N-1A.
     Response: The disclosure has been revised accordingly.
6. Comment: If the Funds are incurring additional expenses (i.e. dividend or short sale expenses), these expenses should be included under “Other Expenses” in the fee table. It is your preference as to whether you want to break these expenses out or not.
     Response: Additional expenses incurred by the Funds, such as dividend and short sale expenses, are included as a component of “Other Expenses” in the fee table.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

7. Comment: Per Item 3 of Form N-1A, the word “Expense” in the heading “Expense Example” should be deleted in each prospectus. The explanatory text under the expense example heading should also be revised to match Form N-1A verbatim.
     Response: The requested changes have been made to each prospectus.
8. Comment: The last sentence (“No portfolio turnover information is available for the Fund because it has not yet commenced operations”) in the “Portfolio Turnover” section of each prospectus should be deleted as it is not required by Form N-1A.
     Response: The requested change has been made to each prospectus.
9. Comment: If a Fund has a high portfolio turnover rate, this should be explicitly stated later in the prospectus where required.
     Response: We have added risk disclosure related to high portfolio turnover to the prospectus if it is anticipated that the Fund’s portfolio turnover rate will exceed 100%.
10. Comment: In the “Principal Investment Strategies” section of the prospectuses, the language “normally invest at least 80% of assets” should be revised to state “normally invest at least 80% of total assets or net assets plus borrowing.” Please revise the applicable prospectuses accordingly.
     Response: Each Fund’s 80% policy is based on net assets plus borrowings. The applicable prospectuses have been revised accordingly.
11. Comment: Throughout the prospectuses, there are numerous instances where you use the language “including” such as: “other equity securities, including” or “derivatives, including.” This leads us to believe that there are types of investments that are not being listed. Please enumerate instead of saying “other and including.” For example, enumerate the equity securities or derivatives in which the Fund can invest.
     Response: As required by Items 9(b) and 4(a) of Form N1-A, the particular type or types of securities in which a Fund principally invests or will invest are described in its prospectus. The Funds have revised the disclosure as necessary to avoid any confusion that securities that are part of a Fund’s principal investment strategy are not described in the summary.
12. Comment: Item 9 of Form N-1A requires a description of how the adviser will decide which securities to buy and when to sell. This disclosure should be added to the summary section of each prospectus as well as to the “Principal Investment Strategies of the Fund” section of the prospectus.
     Response: The Funds have added appropriate disclosure to the extent not already included in a Fund’s prospectus.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

13. Comment: In the section entitled “Summary — Management of the Fund,” delete the sentence “Affiliates of the Adviser may be appointed by the Adviser to provide discretionary investment management services, investment advice and/or order execution services to the Fund. For additional information, see “Fund Management” in the prospectus” in the “Management of the Fund” section of each prospectus. The general rule is that if disclosure is not required or permitted by Form N-1A, it is best to leave it out.
     Response: The requested change has been made to each prospectus.
14. Comment: Under “Summary — Purchase and Sale of Fund Shares” in each prospectus, delete the following: “Shares may be purchased by electronic bank transfer, by check, or by wire. You may receive redemption proceeds by electronic bank transfer or by check. You generally buy and redeem shares at the Fund’s next-determined net asset value (NAV) after the Fund’s transfer agent receives your request in good order. NAVs are determined only on days when the NYSE is open for regular trading.”
     Response: The requested change has been made to each prospectus.
15. Comment: In the section entitled “Summary — Purchase and Sale of Fund Shares,” delete the heading “Minimum Investments” in each prospectus.
     Response: The requested change has been made to each prospectus.
16. Comment: In the section entitled “Summary — Management of the Fund,” delete the sentence “Invesco Aim Distributors, Inc. has the discretion to accept orders for lesser amounts.” after the Minimum Investments table in each prospectus:
     Response: The requested change has been made to each prospectus.
17. Comment: In the section entitled “Summary — Tax Information,” delete the second paragraph in each prospectus.
     Response: The requested change has been made to each prospectus.
18. Comment: Item 9 of Form N-1A requires that all principal strategies and risks be discussed together, with all non-principal strategies and risks discussed in a separate section. Please revise the applicable prospectuses accordingly.
     Response: The Van Kampen Funds respectfully submit that each of their prospectuses currently has a separate section for each of “Principal Investment Strategies and Risks” and “Other Investments and Risk Factors” and therefore, the Van Kampen Funds have not made any revisions.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     The Morgan Stanley Funds have separated principal investment strategies and risks from the non-principal investment strategies and risks in each of their prospectuses.
19. Comment: The list of sub-advisers should be deleted in the “Fund Management” section of each prospectus or each sub-adviser should be added in the summary section of each prospectus if they are actually sub-advising the Fund.
     Response: The requested change has been made. A sub-adviser is only listed in the “Fund Management” section of the prospectus if it will manage the Fund upon closing of the reorganization of the Fund with a Morgan Stanley or Van Kampen retail fund.
20. Comment: For Funds with redemption fees, the following paragraph: “You may be charged a 2.00% fee if you redeem or exchange shares of the Fund within 31 days of purchase. For additional information, see “Shareholder Account Information—Redeeming Shares—Redemption Fees” in the prospectus.” should be deleted under the heading “Summary — Fees and Expenses of the Fund.” The first sentence of this paragraph may be added as a parenthetical to the appropriate line item of the fee table.
     Response: The paragraph has been deleted from each prospectus. The following sentence has been added to the prospectuses of Funds that have redemption fees as a footnote to the Redemption/Exchange Fee line item in the Shareholder Fee Table: “You may be charged a 2.00% fee if you redeem or exchange shares of the Fund within 31 days of purchase.”
21. Comment: The Shareholder Account Information section of each prospectus should be revised to include disclosure regarding the effect of fair value pricing on page A-15 as is required by Form N-1A.
     Response: The Funds have revised the disclosure as requested.
Specific Comments:
Invesco Mid-Cap Value Fund
1. Comment: Under “Principal Investment Strategies of the Fund,” indicate that the equity securities of “companies traded on a U.S. securities exchange with market capitalizations that fall within the range of companies included in the Russell Midcap® Value Index” may also include foreign companies.
     Response: The disclosure has been revised as requested.
2. Comment: Under “Principal Investment Strategies of the Fund,” please add the Russell Midcap® Value Index ranges.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     Response: The Russell Midcap® Value Index capitalization ranges have been added to the prospectus under “Principal Investment Strategies of the Fund.”
3. Comment: The section “Principal Investment Strategies of the Fund” includes the following sentence: “The Fund seeks attractively valued companies experiencing a change that could have a positive impact on a company’s outlook, such as a change in management, industry dynamics or operational efficiency.” Please describe how the Adviser would determine what is “attractively valued”?
     Response: The Adviser looks at the various attributes of a company to determine whether the company is attractively valued in the current marketplace, such as its price/earnings ratio, price/book value ratio and price/sales ratio. Disclosure to this effect has been added.
4. Comment: The “Principal Investment Strategies of the Fund” section of the prospectus indicates that the Fund may purchase futures. Are futures the only derivatives in which the Fund may invest? What may the futures contracts be on? Please revise accordingly.
     Response: The disclosure has been revised to include other derivatives in which the Fund may invest and the types of instruments on which the derivatives in which the Fund may invest are based.
5. Comment: The “Principal Investment Strategies of the Fund” section of the prospectus states that “The Fund may, but it is not required to, use derivative instruments for a variety of purposes, including hedging, risk management, portfolio management or to earn income.” Please enumerate all the purposes for which derivatives will be used instead of listing some purposes after the word “including.”
     Response: We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.
6. Comment: Add derivatives risk to the “Principal Risks” sections of the prospectus.
     Response: Derivatives risk has been added to the “Principal Risks” sections of the prospectus.
7. Comment: The “Principal Investment Strategies” section of the prospectus indicates that the Fund may invest up to 20% in fixed-income securities. Does the Fund invest enough in fixed-income securities to warrant adding fixed-income risk as a principal risk of investing in the Fund?
     Response: Disclosure regarding the risks of investing in fixed-income securities is included in the “Market Risks” description in the principal risks section of the summary prospectus. The Registrant believes the current disclosure is appropriate and no additional

Vincent Di Stefano
Division of Investment Management
February 11, 2010

disclosure regarding fixed-income securities is necessary in the summary prospectus. In addition, fixed-income risk is also included as a principal risk of the Fund in the Item 9 section of the prospectus.
8. Comment: The disclosure regarding medium capitalization company risk in the prospectus is vague. Please broaden this disclosure and summarize the risks of investing in mid-cap stocks.
     Response: The disclosure regarding medium capitalization company risk has been broadened to include the risks of investing in mid-cap stocks. The revised disclosure is as follows:
Medium Capitalization Companies. Investing in securities of medium capitalization companies may involve greater risk than is customarily associated with investing in more established companies. Often, medium capitalization companies and the industries in which they are focused are still evolving. Medium-sized companies often have less predictable earnings and more limited product lines, markets, distribution channels or financial resources. The market movements of equity securities of medium-sized companies may be more abrupt and volatile than the market movements of equity securities of larger, more established companies or the stock market in general.
9. Comment: The Fund’s investment objective is to provide above-average “total return.” Please indicate what “total return” includes.
     Response: The following sentence describing what total return includes has been added to the “Investment Objective” section of the prospectus: “An investment objective having the goal of total return means selecting securities with the potential to rise in price and pay out income.”
10. Comment: The “Principal Investment Strategies” section of the prospectus indicates that the Fund may invest up to 20% in fixed-income securities. Please add additional disclosure regarding the investment strategy for fixed-income securities — i.e. maturity or ratings criteria.
     Response: We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.
11. Comment: The “Principal Investment Strategies” section of the prospectus states “In pursuing the Fund’s investment objective, the Adviser has considerable leeway in deciding which investments to buy, hold or sell on a day-to-day basis and which trading strategies to use.” What does “trading strategies” mean? If it means investment strategies, then change “trading” to “investment.”
     Response: The disclosure has been revised as requested.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

12. Comment: The “Additional Strategy Information” section of the prospectus indicates that “The Fund may change its principal investment strategies without shareholder approval; however, you would be notified of any changes.” Please add disclosure indicating that shareholders will have 60 days’ notice of any such change.
     Response: The requested disclosure has not been added as the 60 day notice requirement applies only to a change in a Fund’s 80% names rule policy.
13. Comment: Any principal risks that are included in the statutory section of the prospectus should also be included in the summary section of the prospectus.
     Response: The prospectus has been revised so that any principal risks listed in the statutory section of the prospectus are also listed in the summary section of the prospectus.
Invesco Small-Mid Special Value Fund
1. Comment: Any principal strategies or principal risks that are included in the statutory section of the prospectus should also be included in the summary section of the prospectus. Should fixed-income securities and REITs be added to the summary strategy and summary risk sections of this prospectus?
     Response: The prospectus has been revised so that any principal risks listed in the statutory section of the prospectus are also listed in the summary section of the prospectus. Investment in fixed-income securities is an additional strategy of the Fund and will remain in the additional strategy and risk sections of the prospectus. The disclosure relating to the Fund’s investment in REITs has been moved to indicate that it is a principal strategy and risk of the Fund.
Invesco Special Value Fund
1. Comment: Please define small companies by market capitalization in the “Principal Investment Strategies of the Fund” section of the prospectus.
     Response: The following disclosure has been added to the summary section of the prospectus:
     Under current market conditions, the Adviser considers a company to be a small capitalization company if it has a total market capitalization at the time of purchase of $100 million to the higher of $2 billion or the high end of the range of companies represented in the Russell 2000® Value Index.
2. Comment: The “Principal Investment Strategies of the Fund” section of the prospectus indicates that “the Adviser may select securities because it believes there is

Vincent Di Stefano
Division of Investment Management
February 11, 2010

some potential catalyst to cause a stock’s price to rise.” Please identify any catalysts which may cause stock prices to rise.
     Response: We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.
3. Comment: Delete the sentence “Any percentage limitations with respect to assets of the Fund are applied at the time of purchase.” at the end of the “Principal Investment Strategies of the Fund” section of the prospectus.
     Response: The sentence has been deleted from this section of the prospectus.
4. Comment: In the “Principal Investment Strategies” section of the prospectus, please indicate a dollar value for “the high end of the range of companies represented in the Russell 2000® Value Index.” What would happen if this number were too high to be considered small- or mid- cap?
     Response: The high end of the range of companies represented in the Russell 2000® Value Index has been included in the prospectus. If the high end of the market capitalization range of the Russell 2000® Value Index were to materially increase, the Adviser would need to determine whether the companies were appropriate investments for the Fund. With respect to any such company currently included in the Fund’s portfolio, the Adviser would similarly need to determine whether that security remains an appropriate investment for the Fund and take action if appropriate.
Invesco Technology Fund
1. Comment: The Fund invests in securities of companies considered to “rely extensively” on technology, science and communications in their product development or operations at the time of investment. Please further iterate what it means to “rely extensively” on technology, science and communications in their product development. Consider delineating a more bright line test.
     Response: The phrase “rely extensively” in the Fund’s disclosure describing the types of securities in which it will invest is only intended to have the common meaning ascribed to such words, which the Fund believes is to “depend in large amount.” The Fund notes that the investment adviser makes the determination regarding which companies it believes “rely extensively” or “depend in large amount” on technology, science or communications in their product development or operations and that it seeks companies with rising earnings expectations or rising valuations. The Fund believes that its approach in describing technology-related companies is consistent with its technology fund peers in the mutual fund industry. See, for example, the disclosure from the T. Rowe Price Science and Technology Fund (invests in companies expected by T. Rowe Price to benefit from the development, advancement and use of science and technology and provides a list of the type of companies), the AIM Technology Fund

Vincent Di Stefano
Division of Investment Management
February 11, 2010

(invests in companies engaged primarily in technology-related industries and provides a list of the type of companies), the Dreyfus Technology Growth Fund (invests in companies of any size that Dreyfus believes to be leading producers or beneficiaries of technological innovation), and the Fidelity Advisor Technology Fund (invests in companies principally engaged in offering, using or developing products, processes or services that will provide or benefit significantly from technological advances and improvements and provides a list of the type of companies). In each case, what companies qualify for these “technology” funds is based on the respective investment adviser’s assessment; this approach is consistent with a “growth” fund or a “value” fund, each of which can invest across many industries and relies on the assessment of investment adviser to determine a qualifying security. Thus, the Fund has not made any amendments to its disclosure.
2. Comment: Will this Fund concentrate in any industry? If so, please add disclosure to that effect.
     Response: The Fund does not concentrate its investments in any industry or group of industries, thus the Fund has not added any additional disclosure.
3. Comment: If this is a growth fund, please add growth style investing to the principal risks of the Fund.
     Response: The Fund is not considered to be a growth fund.
4. Comment: Should small- and mid-capitalization stock risk be added as a principal risk of the Fund?
     Response: Small- and mid-capitalization stock risk is not a principal risk of the Fund.
5. Comment: The “Principal Investment Strategies” section of the prospectus indicates that the Fund may invest up to 20% in fixed-income securities. Disclosure regarding fixed-income securities should be added to the summary strategy and principal risk sections of the prospectus. How is investing in fixed-income securities consistent with the Fund’s goal of long-term capital appreciation?
     Response: Even though the Fund may invest up to 20% in fixed-income securities, it generally does not do so and, therefore, (i) we do not believe that investing in fixed-income securities is a principal strategy of the Fund and (ii) we believe that such investments are consistent with the Fund’s goal of long-term capital appreciation. In the event that the Adviser determines that investment in fixed-income securities is a principal strategy of the Fund, the disclosure will be revised as appropriate.
Invesco U.S. Mid Cap Value Fund
1. Comment: Under “Principal Investment Strategies of the Fund,” please add the Russell Midcap® Value Index ranges.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     Response: The disclosure has been added to the “Principal Investment Strategies of the Fund” section of the prospectus.
2. Comment: The section “Principal Investment Strategies of the Fund” includes the following sentence: “The Fund seeks attractively valued companies experiencing a change that could have a positive impact on a company’s outlook, such as a change in management, industry dynamics or operational efficiency.” Please describe how the Adviser would determine what is “attractively valued”?
     Response: The Adviser looks at the various attributes of a company to determine whether the company is attractively valued in the current marketplace, such as its price/earnings ratio, price/book value ratio and price/sales ratio. Disclosure to this effect has been added.
3. Comment: Please describe what derivative instruments the Fund may use in the “Principal Investment Strategies of the Fund” section of the prospectus.
     Response: The requested disclosure has been added to the “Principal Investment Strategies of the Fund” section of the prospectus.
Invesco U.S. Small Cap Value Fund
1. Comment: The prospectus indicates that “Under normal circumstances, at least 80% of the Fund’s assets will be invested in common stocks of small cap companies traded on a U.S. securities exchange.” This test should be tighter so as to meet the test for U.S. companies outlined in the Rule 35d-1 Release. Please revise.
     Response: Rule 35d-1 requires a fund with a name that suggests a focus on a particular type of investment to adopt a policy to invest, under normal circumstances, at least 80% of the value of its total assets (or net assets plus borrowings) in the particular type of investments suggested by the Fund’s name. In “Frequently Asked Question about Rule 35d-1,” the SEC indicated that: “As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objective and strategies in its prospectus. We respectfully acknowledge your comment; however, we believe that the current policy complies with Rule 35d-1 under the Investment Company Act.
2. Comment: In the “Principal Investment Strategies” section of the prospectus, please indicate a dollar value for “the high end of the range of companies represented in the Russell 2000® Value Index.” What would happen if this number were too high to be considered small- cap?
     Response: The high end of the range of companies represented in the Russell 2000® Value Index has been included in the prospectus. If the high end of the market capitalization range of the Russell 2000® Value Index were to materially increase, the Adviser

Vincent Di Stefano
Division of Investment Management
February 11, 2010

would need to determine whether the companies were appropriate investments for the Fund. With respect to any such company currently included in the Fund’s portfolio, the Adviser would similarly need to determine whether that security remains an appropriate investment for the Fund and take action if appropriate.
3. Comment: The “Principal Investment Strategies of the Fund” section of the prospectus states that “The Fund may, but it is not required to, use derivative instruments for a variety of purposes, including hedging, risk management, portfolio management or to earn income.” Please enumerate all the purposes for which derivatives will be used instead of listing some purposes after the word “including.”
     Response: We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.
4. Comment: It seems that the Adviser pursues a value strategy for this Fund. Please add disclosure to this effect to the summary strategy section of the prospectus, and add value style investing as a principal risk of the Fund.
     Response: The summary strategy disclosure has been revised to reflect the value strategy pursued by the Adviser. Value style risk has been added as a principal risk of the Fund.
5. Comment: The “Principal Investment Strategies” of the prospectus indicates that “For most sectors, sector weightings normally are kept within 10% of those of the Russell 2000® Value Index.” Why within 10%? Why not within 13.5% to 16.5%?
     Response: We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.
6. Comment: The “Principal Investment Strategies” of the prospectus indicates that “There are currently more than ten sectors represented in the Russell 2000® Value Index including technology, consumer discretionary, health care, energy and producer durables.” Consider listing all of the sectors rather than using “including” and only listing a few sectors.
     Response: We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate because the sectors represented in the Russell 2000® Value Index may change from time to time.
7. Comment: Add derivatives risk to the principal risks of this Fund.
     Response: Derivatives risk has been added as a principal risk of the Fund.
8. Comment: Delete the last paragraph in the “Principal Investment Strategies” section of the prospectus.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     Response: The sentence has been deleted from this section of the prospectus.
9. Comment: Consider adding duration disclosure (as included in this prospectus) to each of the bond prospectuses that you filed.
     Response: Duration disclosure has been added to the bond prospectuses, if applicable.
Invesco U.S. Small/Mid Cap Value Fund
1. Comment: In the “Principal Investment Strategies” section of the prospectus, please indicate a dollar value for “the high end of the range of companies represented in the Russell 2500® Value Index.” What would happen if this number were too high to be considered small- or mid- cap?
     Response: Response: The high end of the range of companies represented in the Russell 2500® Value Index has been included in the prospectus. If the high end of the market capitalization range of the Russell 2500® Value Index were to materially increase, the Adviser would need to determine whether the companies were appropriate investments for the Fund. With respect to any such company currently included in the Fund’s portfolio, the Adviser would similarly need to determine whether that security remains an appropriate investment for the Fund and take action if appropriate.
2. Comment: Under “Principal Investment Strategies of the Fund,” indicate that the equity securities of “companies traded on a U.S. securities exchange” may also include foreign companies.
     Response: The disclosure has been revised as requested.
3. Comment: Delete the last paragraph in the “Principal Investment Strategies” section of the prospectus.
     Response: The paragraph has been deleted from this section of the prospectus.
4. Comment: Please add value style investing risk and consider adding derivatives risk to the principal risks of this Fund.
     Response: Value style investing has been added to the principal risks of the Fund. Derivatives risk is not a principal risk of the Fund.
Invesco Value Fund
1. Comment: The “Principal Investment Strategies” section states: “In deciding which securities to buy, hold or sell, the Adviser begins with a universe of companies that have

Vincent Di Stefano
Division of Investment Management
February 11, 2010

attributes that may qualify them as value companies.” Please indicate what these attributes may be. Consider adding disclosure from the strategy section of the statutory prospectus to address this question.
     Response: We respectfully acknowledge your comment; however, we believe that the current disclosure is appropriate.
2. Comment: Please add small market capitalization risk and value fund risk to the principal risks of this Fund.
     Response: Value risk has been added to the principal risks of the Fund. Small market capitalization risk is not a principal risk of the Fund.
Invesco Value II Fund
1. Comment: Please add value risk to the principal risks of this Fund.
     Response: Value risk has been added to the principal risks of the Fund.
Van Kampen American Value Fund
1. Comment: The second paragraph of the “Principal Investment Strategies and Risks” section of the prospectus includes a disjunctive test for what the Fund deems to be a U.S. issuer. Is this test sufficient under Rule 35d-1? If so, why?
     Response: The Fund believes that the following disclosure is a sufficient test under Rule 35d-1 of the 1940 Act:
The Fund deems an issuer to be a U.S. issuer if (i) its principal securities trading market (i.e., a U.S. stock exchange, NASDAQ or over-the-counter markets) is in the U.S.; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue from goods produced, sales made or services performed in the U.S.; or (iii) it is organized under the laws of, or has a principal office in the U.S.
An issuer could meet any of the three prongs of the definition as stated above. The Fund believes that this definition is sufficient under Rule 35d-1 because the adopting release to Rule 35d-1 states that an investment company may use any reasonable definition of the terms used in its name in discussing its investment objectives and strategies. See Investment Company Release No. 24828 (January 17, 2001). The Fund believes that its definition is reasonable because such definition is specifically derived from the views of the staff of the Division of Investment Management regarding the manner of determining domicile or nationality of specific issuers, as expressed in a Generic Comment Letter dated February 22, 1993.
Van Kampen Capital Growth Fund

Vincent Di Stefano
Division of Investment Management
February 11, 2010

1. Comment: Consider adding growth style investing risk and small capitalization risk to the sections entitled “Summary — Principal Risks of Investing in the Fund” and “Investment Objective, Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks.”
     Response: The Fund has added growth style investing risk to the section entitled “Summary — Principal Risks of Investing in the Fund,” and notes that such disclosure is already currently included in the section entitled “Investment Objective, Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks.” The Fund has not added small capitalization risk to either such section, as investing in small capitalization issuers is not a principal investment strategy of the Fund.
Van Kampen Comstock Fund
1. Comment: The third paragraph under the “Principal Investment Strategies and Risks” section of the prospectus should include a more detailed description of the risks of investing in small capitalization companies.
     Response: The italicized language in the following has been added to the third paragraph under the “Principal Investment Strategies and Risks” section of the prospectus: “In addition, small- and medium-sized companies typically are subject to a greater degree of change in earnings and business prospects than are larger companies and may be less liquid than larger-sized companies. In addition, small- and medium-sized companies may have more limited markets, financial resources and product lines, and may lack the depth of management of larger companies.”
2. Comment: Consider adding value style investing risk to the section entitled “Summary — Principal Risks of Investing in the Fund.”
     Response: Value style investing risk has been added to the section entitled “Summary — Principal Risks of Investing in the Fund.”
Van Kampen Enterprise Fund
1. Comment: Consider adding small capitalization risk to the sections entitled “Summary — Principal Risks of Investing in the Fund” and “Investment Objective, Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks.”
     Response: The Fund has not added small capitalization risk to either such section, as investing in small capitalization issuers is not a principal investment strategy of the Fund.

Vincent Di Stefano
Division of Investment Management
February 11, 2010

2. Comment: Consider adding disclosure from the first paragraph under the heading “Principal Investment Strategies and Risks” to the section entitled “Summary — Principal Investment Strategies of the Fund.”
     Response: The Fund has added the disclosure as requested.
3. Comment: In the convertible securities section under the heading “Principal Investment Strategies and Risks,” consider adding disclosure regarding the rating strategy related to convertible securities.
     Response: The Fund has added the disclosure as requested.
Van Kampen Mid Cap Growth Fund
1. Comment: The “Principal Investment Strategies” section indicates that the Russell Midcap® Index consists of companies in the capitalization range of approximately $617 million to $13 billion as of June 30, 2009. The lower limit of $617 million sounds more like small cap to me — please explain.
     Response: Rule 35d-1 requires a fund with a name that suggests a focus on a particular type of investment to adopt a policy to invest, under normal circumstances, at least 80% of the value of its total assets (or net assets plus borrowings) in the particular type of investments suggested by the Fund’s name. In “Frequently Asked Question about Rule 35d-1,” the SEC indicated that: “As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objective and strategies in its prospectus. In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including for example, industry indices...” In accordance with such guidance, the Fund has determined to use the Russell Midcap® Index to define the term “mid-cap.” The Registrant believes the current disclosure is appropriate and no additional disclosure is necessary at the present time.
2. Comment: The “Principal Investment Strategies” section indicates that the Fund invests primarily in common stocks and other equity securities of medium-sized growth companies. Given the name of the Fund, please indicate that this is an 80% policy in the summary section of the prospectus.
     Response: The Fund has added the requested disclosure to the section entitled “Summary — Principal Investment Strategies of the Fund.”
[3. Comment: Please consider adding small- or mid-capitalization risk to the sections entitled “Summary — Principal Investment Strategies of the Fund” and “Principal Investment Strategies and Risks.”

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     Response: The Fund has not added capitalization risk to either such section, as investing in small- or mid-capitalization issuers is not a principal investment strategy of the Fund.
4. Comment: Debt securities are included as a principal investment of the Fund — please add debt security risk to the summary principal risks section of the prospectus.
     Response: The requested disclosure has been added.
5. Comment: Consider adding growth style investing risk to the section entitled “Summary — Principal Investment Strategies of the Fund.”
     Response: Growth style investing has been added to the section entitled “Summary — Principal Investment Strategies of the Fund.”
Van Kampen Small Cap Value Fund
1. Comment: Consider adding disclosure from the second to the last paragraph on page 10 under the heading “Principal Investment Strategies and Risks” to the summary strategy section of the prospectus.
     Response: The suggested disclosure has been added to the summary section of the prospectus.
Van Kampen Technology Fund
1. Comment: Please further iterate what it means to “rely extensively” on technology, science and communications in their product development or operation. Consider delineating a more bright line test.
     Response: The phrase “rely extensively” in the Fund’s disclosure describing the types of securities in which it will invest is only intended to have the common meaning ascribed to such words, which the Fund believes is to “depend in large amount.” The Fund notes that the investment adviser makes the determination regarding which companies it believes “rely extensively” or “depend in large amount” on technology, science or communications in their product development or operations and that it seeks companies with rising earnings expectations or rising valuations. The Fund believes that its approach in describing technology-related companies is consistent with its technology fund peers in the mutual fund industry. See, for example, the disclosure from the T. Rowe Price Science and Technology Fund (invests in companies expected to benefit from the development, advancement and use of science and technology, and give examples of companies that may be included in such industries), the AIM Technology Fund (invests in companies engaged primarily in technology-related industries and provides a general description of which types of companies may be included within such industries), the DWS Technology Fund (invests in common stock of companies in the technology sector and then provides a brief description, and a list of examples, of companies

Vincent Di Stefano
Division of Investment Management
February 11, 2010

within the technology sector), and Fidelity’s Select Technology Portfolio (invests primarily in securities of which FMR believes have, or will develop, products, processes or services that will provide or will benefit significantly from technological advances and improvements, and provides a list of the type of companies in which the fund may invest). In each case, what companies qualify for these “technology” funds is based on the respective investment adviser’s assessment; this approach is consistent with a “growth” fund or a “value” fund, each of which can invest across many industries and relies on the assessment of investment adviser to determine a qualifying security. Thus, the Fund has not made any amendments to its disclosure.
2. Comment: The “Principal Investment Strategies and Risks” section of the prospectus states: “Although the Fund will limit its investments to 25% of its net assets in any single industry, a significant portion of the Fund’s assets may be invested in securities of companies within the same market sector of the economy...” Is this Fund concentrated? If so, please include the required disclosure.
     Response: The Fund does not concentrate its investments in any industry or group of industries, thus the Fund has not added any additional disclosure.
Van Kampen Utility Fund
1. Comment: What exactly are “utility-related goods and services”?
     Response: A “utility” generally refers to a company that generates, transmits or distributes electricity, water, gas or telecommunications from facilities that it owns or operates. “Utility-related goods” refers to those products and services that such companies sell or provide, and may include such things as local and long distance telephone products and services, wireless satellite devices and services and nuclear power facilities and related services. The Fund notes that this disclosure, along with additional disclosure, is included in its prospectus.
2. Comment: In the section entitled “Summary — Principal Investment Strategies of the Fund,” it states that “Income securities may include...” What else may they include? Please revise accordingly.
     Response: The Fund has revised the disclosure to state the following: “The Fund may invest in preferred stock, debt securities and convertible securities of various maturities which are considered investment grade at the time of investment.”
3. Comment: When discussing “below investment-grade securities,” you should always note that these securities are also known as “junk bonds.”
     Response: Any discussion of below investment-grade securities in the prospectuses has been revised to include the phrase: “which securities are commonly referred to as junk bonds.”

Vincent Di Stefano
Division of Investment Management
February 11, 2010

4. Comment: The statement of additional information indicates that this Fund may concentrate. Please add concentration risk to the principal risks of investing in the Fund, if this is accurate.
     Response: The Fund respectfully notes that the disclosure requested is currently in the section entitled “Summary — Principal Risks of Investing in the Fund — Risks of investing in a utilities industry-concentrated fund” and in the section entitled “Investment Objective, Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks” and thus, the Fund has not added additional disclosure.
Van Kampen Value Opportunities Fund
1. Comment: Consider adding small capitalization risk to the section entitled “Summary — Principal Risks of Investing in the Fund.”
     Response: The Fund has added the disclosure to the section entitled “Summary — Principal Risks of Investing in the Fund” as requested.
2. Comment: Please add more detail to the disclosure regarding small capitalization risk in the section of the prospectus entitled “Investment Objective, Strategies, Risks and Portfolio Holdings — Principal Investment Strategies and Risks.”
     Response: The Fund has added additional disclosure as requested.
General Comments — Statement of Additional Information (SAI)
1. Comment: Under the “Fund Restrictions” heading of the SAI, please revise No. 2 (the borrowing restriction) to include narrative disclosure as to what is permitted with regards to borrowing at the present time.
     Response: The following narrative disclosure has been added to the “Non-Fundamental Restrictions” to clarify the Fund’s fundamental restriction regarding borrowing:
     In complying with the fundamental restriction regarding borrowing money and issuing senior securities, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).
2. Comment: Under the “Fund Restrictions” heading of the SAI, please revise No. 4 (the concentration restriction) to include how this restriction is currently interpreted by the 1940 Act.
     Response: The “Non-Fundamental Restrictions” section of the SAI contains the following narrative which clarifies how concentration is currently interpreted by the 1940 Act:

Vincent Di Stefano
Division of Investment Management
February 11, 2010

     In complying with the fundamental restriction regarding industry concentration, the Fund (except for Invesco Technology Fund and Van Kampen Utility Fund) may invest up to 25% of its total assets in the securities of issuers whose principal business activities are in the same industry.
     The Registrant believes the current disclosure is appropriate and no additional disclosure is necessary at the present time.
Specific Comments — SAI
1. Comment: Under the “Fund Restrictions” heading of the SAI, please revise No. 4 (the concentration restriction) to include a more objective test for the concentration policy of the Invesco Technology Fund.
     Response: The “Non-Fundamental Restrictions” section of the SAI contains the following narrative which provides an objective test describing Invesco Technology Fund’s concentration policy:
     In complying with the fundamental restriction regarding industry concentration, the Fund (except for Invesco Technology Fund and Van Kampen Utility Fund) may invest up to 25% of its total assets in the securities of issuers whose principal business activities are in the same industry.
     For purposes of Invesco Technology Fund’s fundamental investment restriction regarding industry concentration, an issuer will be considered to be engaged in the communications and information industry if (1) at least 50% of its gross income or its net sales are derived from activities in technology-related industries; (2) at least 50% of its assets are devoted to producing revenues in technology-related industries; or (3) based on other available information, the Fund’s portfolio managers determine that its primary business is within technology-related industries.
     The Registrant believes the current disclosure is appropriate and no additional disclosure is at the present time.
     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Peter Davidson, Esq.
Peter Davidson, Esq.
Assistant General Counsel